

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 5, 2017

Eduardo Alcaro
Chief Financial Officer
PagSeguro Digital Ltd.
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001
Brazil

> **Re: PagSeguro Digital Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted September 20, 2017**
> **CIK No. 0001712807**

Dear Mr. Alcaro:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 28, 2017 letter.

Prospectus Summary

Overview, page 1

1.   You disclose that your total payment volume totaled R$14.2 billion in the first six months of 2017. Please provide your definition of total payment volume in the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations of PagSeguro Brazil

Results of Operations in the Six Months Ended June 30, 2017 and 2016

Net revenue from sales and services, page 90

2.   You disclose that gross revenue from transaction activities and other services increased 129.6% in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016, and that the increase was principally due to an increase in TPV during the period. Your disclosure on page 69 indicates that TPV increased 153% during this period. Revise your disclosures to describe the factors that caused revenue to increase by a lesser percentage than the increase in TPV. To the extent this is due to a continued change in mix of debit cards used rather than credit cards, please explain any significant factors contributing to this trend. We refer you to Item 5 of Form 20-F. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

Consolidated Financial Statements of PagSeguro Internet S.A. at December 31, 2016, 2015 and 2014

Consolidated Statements of Income, page F-30

3.   Your response to prior comment 20 states that you believe that income from early payment is not part of your ordinary activities, but rather is akin to financing activity since this income is separate from the intermediation transactions which represent your primary operating activity. Please further clarify why this income is not part of your ordinary operating activities when it represents a significant percentage of your total revenues, and without this revenue you generate significant operating losses. Also, your disclosures throughout the filing indicate that these transactions are important to your operations and future income generation. As part of your response, tell us the percentage of your customers that elect to receive early payment.

Statements of Cash Flows, page F-33

4.   Your responses to prior comments 21 and 22 and your notes to the consolidated financial statements appear to indicate that you record notes receivable and payables to third parties net of transaction fees and expenses on your balance sheet. Clarify if you are reflecting changes in notes receivable and payables to third parties on a gross basis in your cash flow statement and, if so, why. Further, clarify why you do not separately present income received and expenses paid relating to your early payment transactions in your cash flow statement in accordance with IAS 7, as you reflect these transactions as financial income and expenses in your income statement. Please also consider revising the caption "Expenses (revenues) not affecting cash" to "Adjustments to reconcile profit before income taxes to net cash provided by operating activities." Otherwise, explain

how financial result from early payment, net does not affect cash. Lastly, we note that you have separately presented interest income received. Clarify why there is no adjustment to deduct interest income from profit before income taxes.

Notes to the consolidated financial statements at December 31, 2016

2.13. Revenue recognition, page F-42

5.   Your response to prior comment 28 states that returns of POS devices are accounted for as deductions from revenue from sales at the time such equipment is returned. You further state that the volume of cancellations of POS device orders has not been material to date. Clarify why you do not record a provision for sales returns. That is, clarify if you have determined that the dollar amount of such provisions would not be material to your financial position or results of operations for any periods presented. Please revise your accounting policies to describe your accounting for such refunds.

6.   We note your response to prior comment 32. Please clarify the following:

- How you have primary responsibility for providing the goods or services or fulfilling the order. As part of your response, clarify whether you are contractually liable for the settlement of the underlying transactions with customers, and if your customers have recourse to you in the event of failed settlements. Clarify the party that customers contact to resolve processing and settlement issues or other complaints.

- How you considered paragraph 21(d) of the illustrative examples to IAS 18 with respect to the entity that bears the customer's credit risk for the amount receivable from the customer.

- We note your disclosure on page 81 that card schemes such as MasterCard and Visa may increase the interchange fees that they charge for each transaction using one of their cards and credit card schemes have the right to pass any increases in interchange fees on to you as well as increase their own fees for processing. Clarify whether you have the right to pass through any increases in these fees to your customers and how you took this into consideration in determining whether the amount you earn is a fixed fee per transaction or whether you bear the risk of a variable margin.

Please also revise your disclosures to describe the factors you took into consideration in determining that you are the principal in these transactions.

21. Expenses by nature, page F-60

7.   We note your revised disclosure no longer incudes separate line items for transaction costs and card reader costs and these costs are now combined into one line item described as transaction costs. Clarify why you do not present these expenses separately when they are different in nature, and how your presentation complies with paragraph 102 of IAS 1. Further, clarify why you do not present and discuss cost of sales and gross margin separately for transaction activities and sales in your results of operations discussions within MD&A. In this regard, both revenue streams represent a material amount of your net revenues and appear to generate significantly different margins.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Robert M. Ellison, Esq.
        Shearman & Sterling LLP